Exhibit 20.2


Contact:
Jamie Shaber
Marketing Service Group, Inc.
212-594-7688

Morgen-Walke Associates
Andrea Kaimowitz/ Cheryl Olson
Press: Eileen King
212-850-5600

For Immediate Release

                      MSGI COMPLETES CMG Direct ACQUISITION
                Short-Term Financing To Be Provided By GE Equity

New York - May 13, 1999 - Marketing Services Group, Inc. (Nasdaq: MSGI), an integrated marketing and Internet services industry leader, today announced it has successfully completed the acquisition of CMG Direct Corporation, the original CMGI direct marketing business. In conjunction with the acquisition, CMGI will become a significant minority shareholder, representing over 10 percent of the outstanding shares of MSGI, post transaction. Current investor, GE Equity, has agreed in principal to provide $10 million of short-term debt financing to support the acquisition.

MSGI plans to expand its Internet marketing services by leveraging CMG Direct's traditional database marketing unit, as well as their latest Internet incubation, PermissionPlusTM, an automated Internet Marketing solution. PermissionPlusTM enables companies to automate the Web site customer acquisition function and to increase the lifetime value of its customers.

"The CMG Direct acquisition represents the first of our new corporate initiatives to pursue strategic opportunities in the Internet," commented Jeremy Barbera, Chairman and CEO of Marketing Services Group, Inc. "This acquisition has reshaped MSGI as a premier player in the Internet space and supports our strategy of investing, acquiring and incubating online businesses."

"GE Equity has been extraordinarily supportive of the CMG transaction, as well as our expanded Internet strategy. They looked at MSGI's financing opportunities for closing this transaction and gained approval to provide us with the financing for $10 million. We are very excited to have the backing and support of GE Equity as we expand our enterprise with CMGI as our latest strategic partner" added Jeremy Barbera.

David Wetherell, Chairman and Chief Executive Officer of CMGI, stated, " I look forward to working with MSGI to assist them in building upon their business model. I'm confident that, under the direction of Ed Mullen as their President, MSGI is well positioned to move forward with a solid Internet marketing strategy. We look forward to their success."

About MSGI

Marketing Services Group, Inc. is a leader in the Internet and marketing services industries. MSGI's revenues have grown from $16 million in fiscal 1996 to in excess of $100 million on an annualized basis. GE Equity is the owner of a 22 percent stockholder position in MSGI. MSGI is organized into two business divisions: the Internet Group and the Marketing Services Group. The Internet Group's mission is to acquire, invest in and incubate Internet companies. Its preliminary focus will be on PermissionPlusTM and will expand into other strategic areas. The MSGI Internet Group provides Internet marketing, e-commerce applications, Web development and hosting, online ad sales and consulting. Its Marketing Services Group provides strategic planning, direct marketing and database marketing, telemarketing and telefundraising, media planning and buying and fulfillment. Through this business segment, MSGI will continue to grow by leveraging the synergies it has across all its companies in marketing, technology, and capabilities. Thousands of clients worldwide are provided services by MSGI with offices throughout the United States and in London. Corporate headquarters are located at 333 Seventh Ave., New York, NY 10001.
Telephone:  212-594-7688.  Additional  information is available on the Company's
Website: http://www.msginet.com.

About CMGI

A recognized leader in the Internet economy, CMGI (Nasdaq: CMGI) has built a substantial base of Internet operating companies and, through its @Ventures affiliate, has invested in a growing series of synergistic Internet enterprises which enhance the value of its core holdings. This unique method of generating equity for its shareholders is what CMGI calls "creating net value." Microsoft, Intel and Sumitomo hold minority positions in CMGI.

CMGI's majority-owned subsidiaries include Activerse, Adsmart, Engage, ICast, Magnitude Network, NaviSite, NaviNet, Planet Direct and ZineZone. The Company's @Ventures affiliates have ownership interests in Lycos, Inc. (Nasdaq: LCOS), GeoCities (Nasdaq: GCTY), Critical Path (Nasdaq: CPTH), Silknet (Nasdaq: SILK), Ancestry.com, Asimba, blaxxun, CarParts.com, Chemdex, eCircles.com, Furniture.com, HotLinks, KOZ.com, Medical Village, MotherNature.com, NextMonet.com, OneCore Financial Network, Raging Bull, Softway Systems, Speech Machines, ThingWorld.com, TicketsLive, Universal Learning Technology, Vicinity, Virtual Ink and Visto.

CMGI is also the majority-owner of SalesLink, InSolutions and On-Demand Solutions, leaders in the direct marketing, fulfillment and turnkey arenas. CMGI Corporate headquarters is located at 100 Brickstone Square, Andover, MA 01810.
Telephone: 978-684-3600. Fax: 978-684-3814. Additional information is available on the company's Web site http://www.cmgi.com.

About GE Equity

GE Equity, a subsidiary of GE Capital, is the private equity arm of GE, and has over 20 diversified investments in Internet and e-commerce companies. These include: iXL, CFN, Realtor.com, ValueVision International, StarMedia, Launch Media and others. GE Capital, with assets of more than US$300 billion, is a global, diversified financial services company with 28 specialized businesses. A wholly-owned subsidiary of General Electric Company, GE Capital, based in Stamford, CT, provides equipment management, mid-market and specialized financing, specialty insurance and a variety of consumer services, such as car leasing, home mortgages and credit cards, to businesses and individuals around the world. GE is a diversified manufacturing, technology and services company with operations worldwide.


Matters discussed in this release include forward-looking statements that involve risks and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ are stated in the company's reports to the Securities and Exchange Commission including its 10-Q for the period ended December 31, 1998 and the annual report on Form 10-KSB for the year ended June 30, 1998.